

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Molly Strader Fruit
VP & Corporate Controller
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

> **Re: Archer-Daniels-Midland Co**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-00044**

Dear Molly Strader Fruit:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing